Mail Stop 3561

January 27, 2009

Charles Crovitz
Interim Chief Executive Officer
The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, NJ 07094

> **Re:    The Children's Place Retail Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 20, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 1, 2008**
> **Filed December 9, 2008**
> **File No. 000-23071**

Dear Mr. Crovitz:

We have reviewed your filings and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 2, 2008
Item 1.  Business, page 1
Sourcing and Procurement, page 5

1. We note the disclosure in the second full paragraph on page six regarding the company's social compliance program.  Please provide additional detail about this program, including what the standards of the program are and how it affects the company's sourcing and procurement of products.

Company Stores, page 6
The Children's Place, page 8

2.  Please provide a brief description of the "Apple-Maple" prototype and the "Technocolor" prototype.

Store Expansion Program, page 8

3.  Whenever one or more non-GAAP financial measures are included in a filing, you are required to include a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated in accordance with GAAP and a reconciliation of the differences between non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e) of Regulation S-K. Please provide the required disclosures in regard to the store level operating cash flow, average store investment and new store return on investment measures presented. In your response, please show us what these additional disclosures will look like.

Seasonality, page 9

4.  Please quantify the extent to which the company's business is seasonal.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.  Please discuss off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors in a separately-captioned section, or otherwise advise. Refer to Item 303(a)(4) of Regulation S-K.

Overview, page 30

6.  In the description of the items comprising the fiscal 2007 net loss, please provide additional detail regarding the $2.2 million in costs related to the company's "strategic alternative initiatives." Please briefly describe the initiatives and the costs incurred.

Critical Accounting Policies, page 34

7.  Please revise to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting

policies disclosed in the notes to the financial statements.  In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material.  Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 37

8.  Please describe the causes for changes in each of the factors underlying the changes in selling, general and administrative described in your analysis on pages 39 and 42.  Refer to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 44
Cash Flows/Capital Expenditures, page 48

9.  We note the disclosure in the first full paragraph on page 50 regarding the company's anticipated capital expenditures for fiscal 2008.  Please disclose the expected sources of funding these capital expenditures, including whether the sources represent a change from prior fiscal years.

Contractual Obligations and Commercial Commitments, page 50

10. Please quantify the amount of insurance, taxes, maintenance and other costs excluded from operating lease obligations to provide a context for readers to understand the impact of such costs on the obligations.  Please also include deferred royalty obligations and other long-term liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations.  Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7A. – Quantitative and Qualitative Disclosures About Market Risks, page 53

11. Please provide quantitative information about market risks as of the end of the latest fiscal year in accordance with one of the disclosure alternatives set forth in Rule 305 of Regulation S-K.

Item 9A. Controls and Procedures, page 55
Evaluation of Disclosure Controls and Procedures, page 55

12. We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to add, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Changes in Internal Control Over Financial Reporting, page 56

13. Please revise your disclosure to state clearly that there *were* changes to internal control over financial reporting during the last fiscal quarter.

Item 15. – Exhibits and Financial Statement Schedules, page 60
Accounting for Impairment of Long-Lived Assets, page 73

14. Please disclose the method or methods for determining fair value. Refer to paragraph 25.c. of SFAS 144.

Note 2. Stock-Based Compensation, page 77

15. Please tell us your basis in GAAP for initially classifying options tolled for employees terminated after September 14, 2006 as equity awards. Refer to the guidance in paragraph 32 of SFAS 123(R).

Note 10. Legal and Regulatory Matters, page 99

16. Please provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made with respect to each of the matters disclosed. Please also clarify whether you believe the resolution of each matter would have an adverse affect on your financial position, results of operations and cash flows. Refer to the disclosure requirements of SFAS 5.

Note 13. Segment and Geographic Information, page 109

17. We note that you have store operations throughout the United States and Canada and have internet operations. We also note that Children's Place stores are organized into ten regions and that your Children's Place and Disney store base includes different prototypes and formats. Please tell us (i) the operating segments you have identified in accordance with paragraphs 10 - 15 of SFAS 131, (ii) the factors used to identify reportable segments, and (iii) the basis for aggregating identified operating segments into two reportable segments given the aggregation criteria in paragraph 17 and quantitative thresholds in paragraph 18 of SFAS 131. We are particularly interested in understanding your basis for aggregating different store formats, internet operations and operations in different geographic regions into two reportable segments, the economic characteristics of identified operating segments, the operations for which discrete financial information is available and the financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. Please address these matters in detail.

18. It appears that you group similar products by department. Please disclose revenues for each group of similar products used to produce your general purpose financial statements for each year presented or tell us why you believe disclosure of information about products is not required. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Definitive Proxy Statement on Schedule 14A
Compensation of Directors, page 31

19. We note the disclosure on page 33 that employee directors are not eligible for the annual retainer or attendance fees. Please clarify, if true, that employee directors do not receive any additional compensation for serving on the board of directors.

Management Compensation, page 42
Compensation Discussion and Analysis, page 42
Our Principal Executive Compensation Policies, page 42

20. In the first full paragraph on page 43, please explain what you mean by "other commonly offered benefits." In addition, we note that the compensation committee does not believe these benefits are "of the same magnitude" as the main elements. To the extent any of the other benefits, individually or in the aggregate, are material, please provide a discussion and analysis of these benefits.

21. In the last bullet point on page 43, we note the disclosure that the potential value of equity awards were targeted "somewhat" above the median of the company's peer group. Please provide a more specific description of the benchmark used for the value of equity awards.

Elements of Compensation, page 51

22. In the discussion of the retention awards paid to named executive officers in 2008, please expand the disclosure to provide additional detail about the company's "strategic position and prospects" that, in part, led to the retention payments.

Mr. Dabah, page 61

23. Please disclose why the board determined to treat Mr. Dabah's resignation as a termination by the company without cause.

Form 10-Q for the Fiscal Quarter Ended November 1, 2008

24. Please provide the information required by Part II, Item 1A of Form 10-Q or advise us as to whether the company believes there have been no material changes to the risk factors that appeared in the company's annual report on Form 10-K.

Item 4.  Controls and Procedures, page 36

25. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met."  Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director